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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                       CONSOLIDATED CAPITAL PROPERTIES V,
                        A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                       CONSOLIDATED CAPITAL PROPERTIES V,
                        A CALIFORNIA LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1300

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)

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ITEM 1.       SECURITY AND SUBJECT COMPANY.

              The name of the subject company is Consolidated Capital Properties V, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.       TENDER OFFER OF THE BIDDER.

              This statement relates to an offer by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 70,000 of the outstanding Units at a purchase price of $30 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated December 19, 1997 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

              The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, P.O. Box 19059, Greenville, South Carolina 29602.

ITEM 3.       IDENTITY AND BACKGROUND.

              (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

              (b)(1) The Partnership's general partner is ConCap Equities, Inc., a Delaware corporation and an affiliate of the Purchaser (the "General Partner").

              ConCap Equities, Inc., which is the general partner of the Partnership (the "General Partner"), is a wholly-owned subsidiary of Insignia Properties Trust, a Maryland real estate investment trust ("IPT"). The Purchaser is a newly-formed, wholly-owned subsidiary of Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 67% of the outstanding common shares of IPT. Since late December 1994, Insignia Residential Group, L.P. ("IRG") and Insignia Commercial Group, Inc. ("ICG"), which are affiliates of the Purchaser and the General Partner, have provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

              In late December 1994, IRG and ICG (which are affiliates of the Purchaser and the General Partner) assumed day-to-day property management responsibilities for the Partnership's properties (other than one property, which was managed by a third party until such property was sold in December
1995). The Partnership paid IRG and ICG property management fees for property management services in the amounts of approximately $204,000 and $246,000 for the



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years ended December 31, 1996 and 1995, respectively, and has paid IRG and ICG property management fees equal to $153,000 during the first nine months of 1997. The Partnership reimbursed the General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership during 1996 and 1995 in the amounts of $167,000 and $173,000, respectively, and has reimbursed them for such services in the amount of $94,000 through September 30, 1997 (including $14,000 for reimbursements of costs incurred in connection with construction oversight services). The Partnership paid an affiliate of the General Partner $72,000 of commercial leasing commissions during the nine months ended September 30, 1997. In 1996, the Partnership paid an affiliate of the General Partner approximately $36,000 for loan costs incurred in connection with refinancing the debt encumbering two of the Partnership's properties. On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences has been immaterial.

              As described above, the General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with IPT and the Purchaser. The General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

              As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. See
Section 12. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

              If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership



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Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and
(ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

              Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interest of IPT, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering Limited Partners from taking action they desire but that IPT opposes and (ii) enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners.

              To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION.

              Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.       RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

              (a) Except as described in Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

              (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.       CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

              None.




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ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED.

              None.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              (a) Form of cover letter to Limited Partners of the Partnership dated December 19, 1997.

              (b)     None.

              (c)     None.



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                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1997

                              CONSOLIDATED CAPITAL PROPERTIES V,
                              a California limited partnership

                                      By: ConCap Equities, Inc.
                                          Its General Partner


                                      By: /s/ William H. Jarrard, Jr.
                                          -----------------------------------
                                          William H. Jarrard, Jr.
                                          President



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                                   SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                    EFFECTED BY IPLP WITHIN THE PAST 60 DAYS


                                    Number of                   Price
            DATE                 Units Purchased               Per Unit
            ----                 ---------------               --------

          11/25/97                     30                       13.67


















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                                 EXHIBIT INDEX




EXHIBIT NO.   DESCRIPTION
-----------   -----------
(a)           Form of cover letter to Limited Partners from the Partnership dated December 19, 1997.

(b)           None.

(c)           None.